QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

EMC CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2007	2006	2005	2004
Computation of Earnings:
Income before taxes, minority interest in VMware and cumulative effect of a change in accounting principle	$1,702,806	$2,059,569	$1,390,018	$1,652,243	$1,185,030
Fixed charges	170,021	161,119	109,093	76,776	74,155

Total earnings	$1,872,827	$2,220,688	$1,499,111	$1,729,019	$1,259,185

Computation of Fixed Charges:
Interest expense	$73,774	$72,855	$34,123	$7,988	$7,516
Estimate of interest within rental expense	96,247	88,264	74,970	68,788	66,639

Total fixed charges	$170,021	$161,119	$109,093	$76,776	$74,155

Ratio of Earnings to Fixed Charges	11.02x	13.78x	13.71x	22.52x	16.98x

QuickLinks

  Exhibit 12.1